As filed with the Securities and Exchange Commission on January 22, 2004

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

BOSTON LIFE SCIENCES, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	87-0277826 (I.R.S. Employer Identification No.)

20 Newbury Street

5th Floor

Boston, Massachusetts 02116

(617) 425-0200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Marc E. Lanser

President

Boston Life Sciences, Inc.

20 Newbury Street

5th Floor

Boston, Massachusetts 02116

(617) 425-0200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven A. Wilcox, Esquire

Ropes & Gray LLP

One International Place

Boston, MA 02110-2624

(617) 951-7000

Approximate date of commencement of proposed sale to the public:    From time to time after this Registration Statement is declared effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

Calculation of Registration Fee

Title of each class of Securities to be registered	Amount to be registered(1)(2)	Proposed maximum offering price per unit(3)	Proposed maximum aggregate offering price(3)	Amount of registration fee

Common Stock, $.01 par value	10,176,890 shares	$1.46	$14,858,259	$1,202

(1)	Shares of Common Stock which may be offered pursuant to this registration statement consist of 6,400,000 shares issuable upon conversion of shares of our preferred stock (the “Preferred Stock”) and 3,776,890 shares issuable upon the exercise of certain warrants (the “Warrants”).
(2)	Pursuant to Rule 416, this registration statement shall be deemed to cover an indeterminate number of additional shares of Common Stock issuable pursuant to the anti-dilution provisions of the Preferred Stock and Warrants in the event the number of outstanding shares of the Company is increased by stock split, stock dividend and similar transactions.
(3)	In accordance with Rule 457(c) the price shown is estimated solely for the purposes of calculating the registration fee, and is based upon the average of the reported high and low sales price of the Common Stock as reported on the NASDAQ SmallCap Market on January 21, 2004, which was $1.46.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities or accept an offer to buy these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, January 22, 2004

PROSPECTUS

10,176,890 Shares

Boston Life Sciences, Inc.

Common Stock

These shares are being offered for sale by the selling shareholders listed on page 19. The selling shareholders may sell the common stock at prices and on terms determined by the market, in negotiated transactions or through underwriters. The selling shareholders may also sell the common stock under Rule 144 of the Securities Act of 1933.

The common stock is traded on the NASDAQ SmallCap Market under the symbol “BLSI”. On January 21, 2004, the reported closing price of the common stock was $1.46 per share.

An investment in the shares offered hereby involves a high degree of risk. See “Risk Factors” beginning on page 3 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 2004.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operation and prospects may have changed since that date.

SUMMARY

We are a development stage biotechnology company engaged in the research and development of biopharmaceutical products for the diagnosis and treatment of central nervous system, or CNS, diseases and for the treatment of some cancers. We were originally a privately held company founded in 1992 and merged with a publicly held company effective June 15, 1995. Our principal executive offices are located at 20 Newbury Street, 5th Floor, Boston, Massachusetts 02116, and our telephone number is (617) 425-0200.

We are strategically located in one of the world’s most prominent centers of biotechnology research – Boston, Massachusetts. Many of the world’s leading universities and hospitals are located in the Boston area and these institutions have established highly regarded medical schools and research facilities. Since our founding in 1992, we have effectively utilized close relationships with these institutions to secure the rights to a broad array of diagnostic and therapeutic discoveries. We currently have 11 technologies in our product portfolio, all of which were invented or discovered by researchers working at Harvard University and its affiliated hospitals, or Harvard and its Affiliates, and have been licensed to us.

Our products currently in development include:

•	ALTROPANE®, an imaging agent for the diagnosis of Parkinsonian Syndromes, which we refer to as PS, (including Parkinson’s Disease, which we refer to as PD), and Attention Deficit Hyperactivity Disorder, which we refer to as ADHD;

•	Inosine and Axogenesis Factor 1, which we refer to as AF-1, for the treatment of stroke and spinal cord injury;

•	Troponin I for the treatment of cancer;

•	Compounds for the treatment of PD and other central nervous system disorders;

•	FLOURATEC™, a “second-generation” imaging agent for the diagnosis of PD and ADHD.

Our business model remains uncommon in the biotechnology industry, although in recent years there have been a growing number of other companies which have recognized the value of employing such an approach. One of the unique aspects of our model is that it focuses on commercializing novel medical technologies while minimizing the infrastructure that would otherwise be required in the successful growth and development of a medical technology or biotechnology company. The primary elements of our model include:

•	Utilization of close relationships with Boston area universities and hospitals to identify promising new medical discoveries;

•	Acquisition of the exclusive licensing rights to such discoveries. Under such agreements, we normally agree to pay the licensor a modest royalty on any future product sales, thereby retaining the licensing institution’s long-term interest in the technology’s development;

•	Execution of a sponsored research agreement with the licensing institution. Under these agreements, we provide funding to the collaborating scientist who discovered the technology. Another unique feature of our business model is that this research is conducted at the laboratories of the collaborating scientist. As a result, we are able to control our operating costs by not having to establish our own internal lab facilities and attendant personnel;

•	Managing and directing research and development activities during this early-stage while focusing on early validation of product candidates;

•	Advancement of the validated product candidates into clinical trials where safety and efficacy can be demonstrated in patients; and

•	Partnering the program with major pharmaceutical and biotechnology companies to fund the completion of the significantly more expensive late stage clinical trials. These larger organizations would also be utilized to handle the sales, marketing, and distribution of any approved products. Under these agreements, we expect to receive milestone payments based on the completion of Phase II and/or Phase III clinical trials as well as royalties on the sale of any approved products.

We believe that our unique business model is well suited for the biotechnology industry for a number of important reasons. Our employment of an outsourcing strategy whereby we utilize the research facilities of our collaborating scientists enables us to pursue the research and development of a specific program at a cost significantly below that of most fully staffed biotechnology concerns. As a result of these cost controls, we have been able to pursue the development of a greater number of scientific programs thereby mitigating the high risk of product failure that is inherent in the drug development process. We have further minimized our risks by pursuing development in a number of scientific areas compared to most small biotechnology companies which are narrowly focused.

The following trademarks that belong to us are mentioned in this prospectus: ALTROPANE®, FLUORATEC™. Other trademarks used in this prospectus are the property of their respective owners.

RISK FACTORS

Investing in our common stock is very risky. You should be able to bear a complete loss of your investment. This prospectus, including the documents incorporated by reference, contains forward-looking statements that involve risks or uncertainties. Actual events or results may differ materially from those discussed in this prospectus. Factors that could cause or contribute to such differences include the factors discussed below as well as those discussed elsewhere in this prospectus and in our filings with the Securities and Exchange Commission, which we refer to as the SEC.

WE ARE A DEVELOPMENT STAGE COMPANY, WE HAVE ALWAYS HAD LOSSES FROM OUR OPERATIONS AND WE EXPECT FUTURE LOSSES. WE WILL NEVER BE PROFITABLE UNLESS WE DEVELOP AND OBTAIN REGULATORY APPROVAL AND MARKET ACCEPTANCE OF OUR PRODUCT CANDIDATES.

Biotechnology companies that have no approved products or other sources of revenue are generally referred to as development stage companies. The majority of biotechnology companies are development stage companies. As of September 30, 2003, we have incurred cumulative net losses of approximately $92 million since inception. We have never generated revenues from product sales. We do not currently expect to generate revenues from product sales for at least the next eighteen months, and probably longer. If we do generate revenues and operating profits in the future, our ability to continue to do so in the long term could be affected by the introduction of competitors’ products and other market factors. We expect to incur significant operating losses for at least the next eighteen months, and probably longer. The level of our operating losses may increase in the future if more of our product candidates begin human clinical trials. We will never generate revenues or achieve profitability unless we develop and obtain regulatory approval and market acceptance of our product candidates.

WE WILL LIKELY REQUIRE ADDITIONAL FUNDING IN THE FUTURE IN ORDER TO CONTINUE OUR BUSINESS AND OPERATIONS AS CURRENTLY CONDUCTED. IF WE ARE UNABLE TO SECURE SUCH FUNDING ON ACCEPTABLE TERMS, WE MAY NEED TO SIGNIFICANTLY REDUCE OR EVEN CEASE ONE OR MORE OF OUR RESEARCH OR DEVELOPMENT PROGRAMS, OR WE MAY BE REQUIRED TO OBTAIN FUNDS THROUGH ARRANGEMENTS WITH OTHERS THAT MAY REQUIRE US TO SURRENDER RIGHTS TO SOME OR ALL OF OUR TECHNOLOGIES.

We spend a significant amount for research and development, including pre-clinical studies and clinical trials of our technologies. We believe that the cash, cash equivalents, and investments available at December 31, 2003 will provide sufficient working capital to meet our anticipated expenditures for at least the next twelve months. Thereafter, we may need to raise substantial additional capital if we are unable to generate sufficient revenue from product sales or through collaborative arrangements with third parties. To date, we have always experienced negative cash flows from operations and have funded our operations primarily from equity and debt financings. If adequate funds are not readily available, we may need to significantly reduce or even cease one or more of our research or development programs. Alternatively, to secure such funds, we may be required to enter financing arrangements with others that may require us to surrender rights to some or all of our technologies. If the results of our current or future clinical trials are not favorable, it may negatively affect our ability to raise additional funds. If we are successful in obtaining additional equity financing, the terms of such financing will have the effect of diluting the holdings and the rights of our shareholders. Estimates about how much funding will be required are based on a number of assumptions, all of which are subject to change based on the results and progress of our research and development activities.

OUR SUCCESS DEPENDS ON OUR ABILITY TO SUCCESSFULLY DEVELOP OUR PRODUCT CANDIDATES INTO COMMERCIAL PRODUCTS.

To date, we have not marketed, distributed or sold any products and, with the exception of the ALTROPANE imaging agent, all of our technologies and early-stage product candidates are in pre-clinical development. The success of our business depends primarily upon our ability to successfully develop and commercialize our product candidates. Successful research and product development in the biotechnology industry is highly uncertain, and very few research and development projects produce a commercial product. In the biotechnology industry, it has been estimated that less than five percent of the technologies for which research and development efforts are initiated ultimately result in an approved product.

IF OUR PRECLINICAL TESTING AND CLINICAL TRIALS ARE NOT SUCCESSFUL, WE WILL NOT OBTAIN REGULATORY APPROVAL FOR COMMERCIAL SALE OF OUR PRODUCT CANDIDATES.

We will be required to demonstrate, through pre-clinical testing and clinical trials, that our drug candidates are safe and effective before we can obtain regulatory approval for the commercial sale of our drug candidates. Pre-clinical testing and clinical trials are lengthy and expensive and the historical rate of failure for drug candidates is high. Product candidates that appear promising in the early phases of development, such as in pre-clinical study or in early human clinical trials, may fail to demonstrate safety and efficacy in pivotal clinical trials.

Except for the ALTROPANE imaging agent, we have not yet submitted an Investigational New Drug, which we refer to as IND, application for our other product candidates which will be required before we can begin clinical trials in the United States. We may not submit INDs for these product candidates if we are unable to accumulate the necessary pre-clinical data for the filing of an IND. The Food and Drug Administration, which we refer to as the FDA, may request additional pre-clinical data before allowing us to commence clinical trials. The FDA or other applicable regulatory authorities may suspend clinical trials of a drug candidate at any time if we or they believe the subjects or patients participating in such trials are being exposed to unacceptable health risks or for other reasons. Adverse side effects of a drug candidate on subjects or patients in a clinical trial could result in the FDA or foreign regulatory authorities refusing to approve a particular drug candidate for any or all indications of use.

We plan to conduct a Phase III clinical trial of ALTROPANE for use in distinguishing Parkinsonian from non-Parkinsonian Syndromes in patients with tremors and we have submitted a Special Protocol Assessment, or SPA, to the FDA. We are seeking confirmation from the FDA that this study, together with our previous clinical studies, will be sufficient to achieve approvability. If accepted by the FDA, this SPA would form the basis of an agreement with the FDA regarding the steps to be taken to achieve ultimate approvability of our New Drug Application, or NDA, for ALTROPANE. There is no assurance that this SPA will be sufficient to reach a formal agreement with the FDA confirming the approvability of ALTROPANE upon completion of the study. Even if we reach an agreement with the FDA regarding the parameters of the SPA, we will need to complete the study and obtain successful results prior to the filing of a NDA for ALTROPANE.

Clinical trials require sufficient patient enrollment which is a function of many factors, including the size of the potential patient population, the nature of the protocol, the availability of existing treatments for the indicated disease and the eligibility criteria for enrolling in the clinical trial. Delays or difficulties in completing patient enrollment can result in increased costs and longer development times.

We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials that will cause us or regulatory authorities to delay or suspend those trials, or delay the analysis of data from our completed or ongoing clinical trials. Any of the following could delay the initiation or the completion of our ongoing and planned clinical trials:

•	Ongoing discussions with the FDA or comparable foreign authorities regarding the scope or design of our clinical trials;

•	Delays in enrolling patients and volunteers into clinical trials;

•	Lower than anticipated retention rate of patients and volunteers in clinical trials;

•	Negative results of clinical trials;

•	Insufficient supply or deficient quality of drug candidate materials or other materials necessary for the conduct of our clinical trials; or

•	Serious and unexpected drug-related side-effects experienced by participants in our clinical trials.

OUR PRODUCT CANDIDATES ARE SUBJECT TO RIGOROUS REGULATORY REVIEW AND, EVEN IF APPROVED, REMAIN SUBJECT TO EXTENSIVE REGULATION.

Our technologies must undergo a rigorous regulatory approval process which includes extensive pre-clinical and clinical testing to demonstrate safety and efficacy before any resulting product can be marketed. Our research and development activities are regulated by a number of government authorities in the United States and other countries, including the FDA pursuant to the Federal Food, Drug, and Cosmetic Act. The clinical trial and regulatory approval process usually requires many years and substantial cost. To date, neither the FDA nor any of its international equivalents has approved any of our technologies for marketing.

The FDA regulates pharmaceutical products in the United States, including their testing, manufacturing and marketing. Data obtained from testing is subject to varying interpretations which can delay, limit or prevent FDA approval. The FDA has stringent laboratory and manufacturing standards which must be complied with before we can test our product candidates in people or make them commercially available. Examples of these standards include Good Laboratory Practices, or GLP, and Good Manufacturing Practices, or GMP. Our compliance with these standards are subject to initial certification by independent inspectors and continuing audits thereafter. Obtaining FDA approval to sell our product candidates is time-consuming and expensive. The FDA usually takes at least 12 to 18 months to review a New Drug Application, or NDA, which must be submitted before the FDA will consider granting approval to sell a product. If the FDA requests additional information, it may take even longer for them to make a decision especially if the additional information that they request requires us to complete additional studies. We may encounter similar delays in foreign countries. After reviewing any NDA we submit, the FDA or its foreign equivalents may decide not to approve our products;

Other risks associated with the regulatory approval process include:

•	Regulatory clearances may impose significant limitations on the uses for which any approved products may be marketed;

•	Any marketed product and its manufacturer are subject to periodic reviews and audits, and any discovery of previously unrecognized problems with a product or manufacturer could result in suspension or limitation of approvals; and

•	Changes in existing regulatory requirements could prevent or affect the timing of our ability to achieve regulatory compliance. Federal and state laws, regulations and policies may be changed with possible retroactive effect, and how these rules actually operate can depend heavily on administrative policies and interpretation over which we have no control, and we may possess inadequate experience to asses their full impact upon our business.

IF WE ARE UNABLE TO SECURE ADEQUATE PATENT PROTECTION FOR OUR TECHNOLOGIES, THEN WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY AS A BIOTECHNOLOGY COMPANY.

At the present time, we do not have patent protection for all uses of our technologies. There is significant competition in our primary scientific areas of research and development including CNS disorders and cancer. Such competitors will seek patent protection for their technologies, and such patent applications or rights might conflict with the patent protection that we are seeking for our technologies. If we do not obtain patent protection for our technologies, or if others obtain patent rights that block our ability to develop and market our technologies, our business prospects may be significantly and negatively affected. Further, even if patents can be obtained, these patents may not provide us with any competitive advantage if our competitors have stronger patent positions or if their product candidates work better in clinical trials than our product candidates.

Our patent strategy is to obtain broad patent protection, in the U.S. and in major developed countries, for our technologies and their related medical indications. The patent application and issuance process generally takes at least several years and is usually very expensive without any guarantee that a patent will be issued. In many cases, our know-how and technology may not be patentable. Risks associated with protecting our patent and proprietary rights include the following:

•	Our ability to protect our technologies could be delayed or negatively affected if the United States Patent and Trademark Office (the “USPTO”) requires additional experimental evidence that our technologies work;

•	Our competitors may develop similar technologies or products, or duplicate any technology developed by us;

•	Our competitors may develop products which are similar to ours but which do not infringe on our patents or products;

•	Our patents may infringe on the patents or rights of other parties who may decide not to grant a license to us. We may have to change our products or processes, pay licensing fees or stop certain activities because of the patent rights of third parties which could cause additional unexpected costs and delays;

•	Patent law in the fields of healthcare and biotechnology is still evolving and future changes in such laws might conflict with our existing and future patent rights, or the rights of others;

•	Our collaborators, employees and consultants may breach the confidentiality agreements that we enter into to protect our trade secrets and propriety know-how. We may not have adequate remedies for such breach; and

•	There may be disputes as to the ownership of technological information developed by consultants, scientific advisors or other third parties which may not be resolved in our favor.

WE ARE DEPENDENT ON EXPERT ADVISORS AND OUR COLLABORATIONS WITH RESEARCH AND DEVELOPMENT SERVICE PROVIDERS.

Most biotechnology and pharmaceutical companies have established internal research and development programs, including their own facilities and employees which are under their direct control. By contrast, we have limited internal research capability and have always outsourced substantially all of our research and development, pre-clinical and clinical activities. As a result, we are dependent upon our network of expert advisors and our collaborations with other research and development service providers for the development of our technologies and product candidates. These expert advisors are not our employees but provide us with important information and knowledge that may enhance our product development strategies and plans. Our collaborations with other research and development service providers are important for the testing and evaluation of our technologies, in both the pre-clinical and clinical stages.

Many of our expert advisors are employed by, or have their own collaborative relationship with Harvard and its Affiliates. A summary of the key scientific, research and development professionals with whom we work, and a composite of their professional background and affiliations is as follows:

•	Larry I. Benowitz, Ph.D., Director, Laboratories for Neuroscience Research in Neurosurgery, Children’s Hospital, Boston; Associate Professor of Neuroscience, Department of Surgery, Harvard Medical School;

•	Alan J. Fischman, M.D., Ph.D., Director, Department of Nuclear Medicine, Massachusetts General Hospital; Professor of Radiology, Harvard Medical School;

•	Robert S. Langer, Sc.D., Germeshausen Professor of Chemical and Biomedical Engineering, Massachusetts Institute of Technology;

•	Bertha K. Madras, Ph.D., Professor of Psychobiology, Department of Psychiatry, Harvard Medical School; and

•	Marsha A. Moses, Ph.D., Associate Professor, Harvard Medical School and Children’s Hospital.

Dr. Benowitz, Dr. Fischman, Dr. Langer, Dr. Madras and Dr. Moses provide scientific consultative services to us under agreements renewed annually by mutual agreement of the parties, which generally provide for total payments of less than $250,000 per year. Dr. Benowitz provides scientific consultative services primarily related to the research and development of Inosine and AF-1. Dr. Langer and Dr. Moses provide scientific consultative services primarily related to the research and development of Troponin. Dr. Madras and Dr. Fischman provide scientific consultative services primarily related to the research and development of the ALTROPANE imaging agent.

Many of our institutional collaborations are also with Harvard and its Affiliates. Those institutions with which we have collaborative relationships include:

•	Children’s Hospital in Boston where certain of our collaborating scientists perform their research efforts;

•	Organix in Woburn, Massachusetts which manufactures our compounds for the treatment of PD and provides non-radioactive ALTROPANE for FDA mandated studies;

•	Harvard Medical School where certain of our collaborating scientists perform their research efforts;

•	MDS Nordion in Vancouver, British Colombia which manufactures the ALTROPANE imaging agent;

•	Chemic Laboratories in Canton, Massachusetts which provides ALTROPANE raw material and performs certain analytic services for our pre-clinical programs;

•	Provident Preclinical, Inc. in Doylestown, Pennsylvania which completes pre-clinical toxicology studies for us; and

•	Charles River Laboratories in Worcester, Massachusetts which completes pre-clinical toxicology and efficacy studies for us.

We generally have a number of collaborations with research and development service providers ongoing at any point in time. These agreements generally cover a specific project or study, are usually for a duration between one month to one year, and expire upon completion of the project. Under these agreements, we are usually required to make an initial payment upon execution of the agreement with the remaining payments based upon the completion of certain specified milestones such as completion of a study or delivery of a report.

We cannot control the amount and timing of resources our advisors and collaborators devote to our programs or technologies. Our advisors and collaborators may have employment commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. If any of our advisors or collaborators were to breach or terminate their agreement with us or otherwise fail to conduct their activities successfully and in a timely manner, the pre-clinical or clinical development or commercialization of our technologies and product candidates or our research programs could be delayed or terminated. Any such delay or termination could have a material adverse effect on our business, financial condition or results of operations.

Disputes may arise in the future with respect to the ownership of rights to any technology developed with our advisors or collaborators. These and other possible disagreements could lead to delays in the collaborative research, development or commercialization of our technologies, or could require or result in litigation to resolve. Any such event could have a material adverse effect on our business, financial condition or results of operations.

Our advisors and collaborators sign agreements that provide for confidentiality of our proprietary information. Nonetheless, they may not maintain the confidentiality of our technology and other confidential information in connection with every advisory or collaboration arrangement, and any unauthorized dissemination of our confidential information could have a material adverse effect on our business, financial condition or results of operations.

IF WE ARE UNABLE TO MAINTAIN OUR KEY WORKING RELATIONSHIPS WITH HARVARD AND ITS AFFILIATES, WE MAY NOT BE SUCCESSFUL SINCE SUBSTANTIALLY ALL OF OUR CURRENT TECHNOLOGIES WERE LICENSED FROM, AND MOST OF OUR RESEARCH AND DEVELOPMENT ACTIVITIES WERE PERFORMED BY, HARVARD AND ITS AFFILIATES.

Historically, we have been heavily dependent on our relationship with Harvard and its Affiliates because substantially all of our technologies were licensed from, and most of our research and development activities were performed by, Harvard and its Affiliates. Now that a portion of our early-stage research at Harvard and its Affiliates has yielded an identified product in each area of research, we have begun and expect to continue to conduct much of our later stage development work and all of our formal pre-clinical and clinical programs outside of Harvard and its Affiliates. Nevertheless, the originating scientists still play important advisory roles. Each of our collaborative research agreements is managed by a sponsoring scientist and/or researcher who has his or her own independent affiliation with Harvard and its Affiliates.

Under the terms of our license agreements with Harvard and its Affiliates, we acquire the exclusive, worldwide license to make, use, and sell the technology covered by each respective license agreement. Among other things, the technologies licensed under these agreements include:

•	ALTROPANE imaging agent compositions and methods of use;

•	Inosine compositions and methods of use; and

•	Troponin I compositions and methods of medical use.

Generally, each license agreement is effective until the patent relating to the technology expires. The patents on the ALTROPANE imaging agent expire beginning in February 2013, with the last issued U.S. patent expiring in October 2013. The Troponin composition and method patents expire in February 2016, and the issued U.S. patent on Inosine expires in September 2017.

We are required to make certain licensing and related payments to Harvard and its Affiliates which generally include:

•	An initial licensing fee payment upon the execution of the agreement;

•	Reimbursement payments for all patent related costs incurred by Harvard and its Affiliates;

•	Milestone payments as licensed technology progresses through each stage of development (filing of IND, completion of one or more clinical stages and submission and approval of an NDA); and

•	Royalty payments on the sales of any products based on the licensed technology.

In aggregate, we have paid Harvard and its Affiliates approximately $500,000 in initial licensing fees and reimbursed 100% of patent costs. In addition, we have paid an aggregate of approximately $200,000 in milestone payments. Under the terms of our licensing agreements with Harvard and its Affiliates, we may become obligated to pay up to an aggregate of $5.8 million in milestone payments in the future. These future milestone payments are generally payable only upon the completion of later stage clinical trials and the filing of an NDA or similar application seeking product approval. Most of these contingent milestone payments are associated with technologies that are presently in early stage development.

We have entered into a small number of sponsored research agreements with Harvard and its Affiliates. Under these agreements, we provide funding so that the sponsoring scientist can continue their research efforts. These payments are generally made in equal quarterly installments over the term of agreement which is usually for one year.

Universities and other not-for-profit research institutions are becoming increasingly aware of the commercial value of their findings and are becoming more active in seeking patent protection and licensing arrangements to collect royalties for the use of technology that they have developed. While this increased awareness will not impact our rights to previously licensed technologies, it may make it more costly and difficult for us to obtain the licensing rights to new scientific discoveries at Harvard and its Affiliates.

IF WE ARE UNABLE TO RETAIN OUR KEY PERSONNEL AND/OR RECRUIT ADDITIONAL KEY PERSONNEL IN THE FUTURE, THEN WE MAY NOT BE ABLE TO OPERATE EFFECTIVELY.

Our success depends significantly upon our ability to attract and retain highly qualified scientific and management personnel who are able to formulate, implement and maintain the operations of a biotechnology company such as ours. The loss of the service of any of the key members of our senior management team may significantly delay or prevent the achievement of product development and other business objectives. As an example, Dr. Marc E. Lanser, our President, was formerly on the staff of, and maintains close affiliations with Harvard Medical School and its affiliates. Substantially all of our technologies were licensed from Harvard and its Affiliates. Our past ability to secure these licenses and to enter into sponsored research and development agreements with Harvard and its Affiliates was enhanced by Dr. Lanser’s affiliations and familiarity with the Harvard Medical School and its affiliates. Other key members of our senior management team include David Hillson, our Chairman, Joseph Hernon, our Chief Financial Officer, Jeanne Marie Varga, our Senior Vice President, Regulatory Affairs, Dr. Richard Thorn, our Senior Vice President of Manufacturing, and Dr. Irene Gonzalez, our Senior Vice President of Protein Development. None of these key executives, other than Mr. Hillson, have agreed not to compete with us following any termination of their employment. We do not presently carry key person life insurance on any of our scientific or management personnel.

We currently outsource most of our research and development, pre-clinical and clinical activities. If we decide to increase our internal research and development capabilities for any of our technologies, we may need to hire additional key management and scientific personnel to assist the limited number of employees that we currently employ. There is significant competition for such personnel from other companies, research and academic institutions, government entities and other organizations. If we fail to attract such personnel, it could have a significant negative effect on our ability to develop our technologies.

IF WE ARE UNABLE TO ESTABLISH, MAINTAIN AND RELY ON NEW COLLABORATIVE RELATIONSHIPS, THEN WE MAY NOT BE ABLE TO SUCCESSFULLY DEVELOP AND COMMERCIALIZE OUR TECHNOLOGIES.

To date, our operations have primarily focused on the pre-clinical development of most of our technologies, as well as conducting clinical trials for certain of our technologies. During the next eighteen months, we currently expect that the continued development of our technologies will result in the initiation of additional clinical trials, and the market introduction of any product for which regulatory approval is obtained. We expect that these developments will require us to establish, maintain and rely on new collaborative relationships in order to successfully develop and commercialize our technologies. There is no certainty that:

•	We will be able to enter into such collaborations on economically feasible and otherwise acceptable terms and conditions;

•	That such collaborations will not require us to undertake substantial additional obligations or require us to devote additional resources beyond those we have identified at present;

•	That any of our collaborators will not breach or terminate their agreement with us or otherwise fail to conduct their activities on time, thereby delaying the development or commercialization of the technology for which the parties are collaborating; and

•	The parties will not dispute the ownership rights to any technologies developed under such collaborations.

IF WE ARE NOT ABLE TO ESTABLISH OR MAINTAIN THE NECESSARY COLLABORATIVE ARRANGEMENTS, WE WILL NEED MORE MONEY TO RESEARCH AND DEVELOP TECHNOLOGIES ON OUR OWN AND WE MAY ENCOUNTER DELAYS IN INTRODUCING OUR PRODUCTS.

The biotechnology and pharmaceutical industries are highly competitive and are dominated by larger, more experienced and better capitalized companies. Such greater experience and financial strength may enable them to bring their products to market sooner than us, thereby gaining the competitive advantage of being the first to market. Research on the causes of, and possible treatments for diseases for which we are trying to develop therapeutic or diagnostic products, are developing rapidly and there is a potential for extensive technological innovation in relatively short periods of time. Factors affecting our ability to successfully manage the technological changes occurring in the biotechnology and pharmaceutical industries as well as our ability to successfully compete include:

•	Many of our potential competitors have significantly greater experience than we do in completing pre-clinical and clinical testing of new pharmaceutical products and obtaining FDA and other regulatory approvals of products;

•	Many of our potential competitors are in a stronger financial position than us, and are thus better able to finance the significant cost of developing new products; and

•	Companies with established positions and prior experience in the pharmaceutical industry may be better able to develop and market products for the treatment of those diseases for which we are trying to develop products.

Many of the largest biotechnology and pharmaceutical companies in the world are trying to develop products in the same product markets as us. There are presently more than sixty companies developing cancer products using an anti-angiogenic or similar approach, and there are hundreds of other companies utilizing different approaches in developing cancer products. To our knowledge, there is only one company, Nycomed Amersham, that has successfully developed a diagnostic for Parkinson’s Disease which is the medical purpose for which our most advanced product candidate, the ALTROPANE imaging agent, is being developed. To date, Nycomed has obtained marketing approval only in Europe, and to the best of our knowledge, is not presently seeking approval in the United States. However, Nycomed has significantly greater financial resources than us, and their decision to seek approval in the United States could significantly adversely affect our competitive position. The established market presence, and greater financial strength, of Nycomed in the European market will make it difficult for us to successfully market the ALTROPANE imaging agent in Europe.

IF WE ARE UNABLE TO OBTAIN ADEQUATE INSURANCE COVERAGE AND REIMBURSEMENT LEVELS FOR ANY OF OUR PRODUCTS WHICH ARE APPROVED AND ENTER THE MARKET, THEN THEY MAY NOT BE ACCEPTED BY PHYSICIANS AND PATIENTS.

Substantially all biotechnology products are distributed to patients by physicians and hospitals, and in most cases, such patients rely on insurance coverage and reimbursement to pay for some or all of the cost of the product. In recent years, the continuing efforts of government and third party payers to contain or reduce health care costs have limited, and in certain cases prevented, physicians and patients from receiving insurance coverage and reimbursement for medical products, especially newer technologies.

Our ability to generate adequate revenues and operating profits could be adversely affected if such limitations or restrictions are placed on the sale of our products. Specific risks associated with medical insurance coverage and reimbursement include:

•	Significant uncertainty exists as to the reimbursement status of newly approved health care products, and third-party payers are increasingly challenging the prices charged for medical products and services;

•	Adequate insurance coverage may not be available to allow us to charge prices for products which are adequate for us to realize an appropriate return on our development costs. If adequate coverage and reimbursement are not provided for use of our products, the market acceptance of these products will be negatively affected;

•	Health maintenance organizations and other managed care companies may seek to negotiate substantial volume discounts for the sale of our products to their members thereby reducing our profit margins; and

•	In recent years, bills proposing comprehensive health care reform have been introduced in Congress that would potentially limit pharmaceutical prices and establish mandatory or voluntary refunds. It is uncertain if any legislative proposals will be adopted and how federal, state or private payers for health care goods and services will respond to any health care reforms.

WE HAVE LIMITED MANUFACTURING CAPACITY AND MARKETING EXPERIENCE AND EXPECT TO BE HEAVILY DEPENDENT UPON THIRD PARTIES TO MANUFACTURE AND MARKET APPROVED PRODUCTS.

We currently have limited manufacturing facilities for either clinical trial or commercial quantities of any of our technologies and currently have no plans to obtain additional facilities. To date, we have obtained the limited amount of quantities required for pre-clinical and clinical trials from contract manufacturing companies. We intend to continue using contract manufacturing arrangements with experienced firms for the supply of material for both clinical trials and any eventual commercial sale, with the exception of Troponin, which we presently plan to produce in our facility in Baltimore, Maryland.

We will depend upon third parties to produce and deliver products in accordance with all FDA and other governmental regulations. We may not be able to contract with manufacturers who can fulfill our requirements for quality, quantity and timeliness, or be able to find substitute manufacturers, if necessary. The failure by any third party to perform their obligations in a timely fashion and in accordance with the applicable regulations may delay clinical trials, the commercialization of products, and the ability to supply product for sale.

With respect to our most advanced product candidate, the ALTROPANE imaging agent, we have entered into an agreement with, and are highly dependent upon, MDS Nordion. Under the terms of the agreement, which currently expires on December 31, 2004, we paid Nordion a one-time fee of $300,000 in connection with its commitment to designate certain of its faculties exclusively for the production of the ALTROPANE imaging agent. We also paid Nordion approximately $900,000 to establish a GMP certified manufacturing process for the production of the ALTROPANE imaging agent. Finally, we have agreed to minimum monthly purchases of the ALTROPANE imaging agent of at least $20,000 through December 31, 2004. The agreement provides for MDS Nordion to manufacture the ALTROPANE imaging agent for our future clinical trials and, if the drug is approved, for commercial supply. The agreement also provides that MDS Nordion will compile and prepare the information regarding manufacturing that will be a required component of any NDA we file for the ALTROPANE imaging agent in the future. We do not presently have arrangements with any other suppliers in the event that Nordion is unable to manufacture ALTROPANE for us. We could encounter a significant delay before another supplier could manufacture ALTROPANE for us due to the time required to establish a GMP manufacturing process for the ALTROPANE imaging agent.

We do not have any experience in marketing pharmaceutical products. In order to earn a profit on any future product, we will be required to either enter into arrangements with third parties with respect to marketing the products or internally develop such marketing capability. We may encounter difficulty in negotiating sales and marketing arrangements with third parties on favorable terms for us. Most of the companies who can provide such services are financially stronger and more experienced in selling pharmaceutical products than we are. As a result, they may be in a position to negotiate an arrangement that is more favorable to them. We could experience significant delays in marketing any of our products if we are required to internally develop a sales and marketing organization. We have no experience in performing such activities and could incur significant costs in developing such a capability.

WE HAVE CONVERTIBLE PREFERRED STOCK, CONVERTIBLE NOTES, OPTIONS AND WARRANTS OUTSTANDING WHICH, WHEN EXERCISED OR CONVERTED, MAY CAUSE DILUTION TO OUR SHAREHOLDERS.

As of December 31, 2003, we had the following convertible preferred stock, convertible notes, options and warrants outstanding which, when exercised or converted, may cause dilution to our shareholders.

Type of Common Stock Equivalent	Conversion or Exercise Price	Shares of Common Stock Issuable upon Exercise or Conversion (in millions)
Convertible preferred stock	$ 1.25	6.4
Convertible notes	$ 1.00	4.4
Stock options	$ 0.27 - $ 9.38	4.3
Unit options	$ 6.27	0.4
Warrants	$ 1.00 - $15.00	9.7

		25.2

As of December 31, 2003, approximately 1.4 million of the stock options are exercisable at prices ranging from $1.50 to $3.00 and approximately 2.2 million of the stock options are exercisable at prices greater than $3.00. As of December 31, 2003, approximately 6.5 million of the warrants are exercisable at prices ranging from $1.50 to $3.00 and approximately 2.4 million of the warrants are exercisable at prices greater than $3.00. The convertible preferred stock and convertible notes include provisions whereby the conversion price of the preferred stock and notes is reduced if we issue common stock at a price less than the then applicable conversion price of the preferred stock and notes. Such provisions could motivate the holders of these instruments to sell our common stock short in the public market, which could negatively affect our stock price. The exercise or conversion of our common stock equivalents will dilute the percentage ownership interest of our current shareholders. In addition, the terms upon which we would be able to obtain additional money through the sale of our stock may be negatively affected by the existence of these common stock equivalents because new investors may be concerned about the impact upon the future market price of the stock if these common stock equivalents were consistently exercised and the underlying stock sold.

OUR STOCK PRICE MAY CONTINUE TO BE VOLATILE AND CAN BE AFFECTED BY FACTORS UNRELATED TO OUR BUSINESS AND OPERATING PERFORMANCE.

The market prices for securities of biotechnology and emerging pharmaceutical companies in general have been highly volatile and may continue to be highly volatile in the future. These price and volume fluctuations have often been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our common stock. The following table sets forth the high and low sale prices for our common stock by quarter for 2004, 2003, 2002 and 2001 and demonstrates the volatility of our stock price:

	High	Low
Year Ended December 31, 2004 (through January 21, 2004)
Quarter ended March 31, 2004 (through January 21, 2004)	$1.64	$1.25
Year Ended December 31, 2003
Quarter ended March 31, 2003	$1.52	$0.65
Quarter ended June 30, 2003	$3.00	$0.91
Quarter ended September 30, 2003	$2.10	$1.38
Quarter ended December 31, 2003	$2.00	$1.14
Year Ended December 31, 2002
Quarter ended March 31, 2002	$3.71	$1.98
Quarter ended June 30, 2002	$2.44	$1.21
Quarter ended September 30, 2002	$1.61	$0.96
Quarter ended December 31, 2002	$1.73	$1.00
Year Ended December 31, 2001
Quarter ended March 31, 2001	$5.25	$3.00
Quarter ended June 30, 2001	$4.08	$2.50
Quarter ended September 30, 2001	$3.68	$1.55
Quarter ended December 31, 2001	$3.50	$1.65

IF WE ARE UNABLE TO MAINTAIN COMPLIANCE WITH NASDAQ LISTING REQUIREMENTS, OUR SHARES COULD BE DELISTED.

Our listing on the NASDAQ Markets is conditioned upon our compliance with the NASD’s continued listing requirements. The minimum standards for listing on the NASDAQ National Market is stockholders’ equity of $10 million or market capitalization of $50 million. The minimum standards for listing on the NASDAQ SmallCap Market is stockholders’ equity of $2.5 million or market capitalization of $35 million. In January 2003, we received a NASDAQ Staff Determination Letter indicating that we failed to comply with the new stockholders’ equity requirements for continued listing on the NASDAQ Markets and that our securities were, therefore, subject to delisting. We requested a hearing before a NASDAQ Listing Qualifications Panel to appeal the Staff Determination and present our plan to secure compliance with the $2.5 million stockholders’ equity requirement for transfer to the NASDAQ SmallCap Market. Subsequent to the hearing, we completed a private placement of common stock which generated gross proceeds of $10 million. In March 2003, we received a notification from NASDAQ approving its transfer to the NASDAQ SmallCap market. However, there can be no assurances that we will be able to maintain compliance with NASDAQ’s present listing standards, or that NASDAQ will not implement additional listing standards with which we are unable to comply. Failure to maintain compliance with NASDAQ listing requirements could result in the delisting of our shares from trading on the NASDAQ system, which could have a material adverse effect on the trading price, volume and marketability of our common shares.

WE HAVE CONVERTIBLE NOTES OUTSTANDING WHICH ARE SECURED BY OUR ASSETS AND THIS COULD ADVERSELY AFFECT THE TERMS ON WHICH FUTURE FINANCING CAN BE OBTAINED.

We have certain convertible notes outstanding, the repayment of which is secured by a first priority security interest and continuing lien on substantially all of our property (which may however, under certain conditions, be released). The existence of this secured interest held by these noteholders could negatively impact our ability to favorably negotiate future financings because potential investors may not want to subordinate their rights to those held by the noteholders. We are a development stage entity with no current product or other sources of revenue other than raising capital through financings. If we are unable to secure future financing at such time as our existing financial resources are depleted, we may not be able to continue as a going concern.

THE FOLLOWING FACTORS, IN ADDITION TO OTHER RISK FACTORS DESCRIBED IN THIS SECTION, MAY HAVE A SIGNIFICANT IMPACT ON THE MARKET PRICE OF OUR COMMON STOCK:

•	Announcements of technological innovations or new commercial products by our competitors or us;

•	Announcements in the scientific and research community;

•	Developments concerning proprietary rights, including patents;

•	Delay or failure in initiating, conducting, completing or analyzing clinical trials or problems relating to the design, conduct or results of these trials;

•	Developments concerning our collaborations;

•	Publicity regarding actual or potential medical results relating to products under development by our competitors or us;

•	Conditions and publicity regarding the life sciences industry generally;

•	Regulatory developments in the U.S. and foreign countries;

•	Period-to-period fluctuations in our financial results;

•	Differences in actual financial results versus financial estimates by securities analysts and changes in those estimates; and

•	Litigation.

WE HAVE IMPLEMENTED ANTI-TAKEOVER PROVISIONS WHICH COULD DISCOURAGE OR PREVENT A TAKEOVER, EVEN IF AN ACQUISITION WOULD BE BENEFICIAL TO OUR SHAREHOLDERS.

Provisions of our shareholder rights plan, our amended and restated certificate of incorporation and our bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may also make it more difficult for our shareholders to remove members of our board of directors or management. If a change of control is delayed or prevented the market price of our common stock could suffer.

THE ANNOUNCEMENT OF PLANS BY CERTAIN OF OUR SHAREHOLDERS TO CONDUCT A PROXY CONTEST FOR THE ELECTION OF DIRECTORS AT OUR NEXT ANNUAL MEETING AND RELATED LITIGATION COULD DISTRACT OUR MANAGEMENT, DIVERT OUR RESOURCES,

DISCOURAGE POTENTIAL BUSINESS PARTNERS AND SUPPLIERS AND NEGATIVELY IMPACT OUR STOCK PRICE.

Certain of the holders of our securities, namely, Robert L. Gipson, Thomas O. Boucher, Jr., Ingalls & Snyder L.L.C. and Ingalls & Snyder Value Partners L.P., have filed with the SEC Schedule 13Ds stating their intention to engage in a proxy solicitation contest for the election of directors at our next annual meeting. These securityholders have also brought litigation against us and our directors relating to our shareholder rights plan and our December 2003 private placement. The Schedule 13Ds and the related litigation could distract our management from our operations, divert our resources from operations, discourage potential business partners and suppliers from approaching us and negatively impact our stock price.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “Risk Factors”, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

The net proceeds from the sale of the securities will be received by the selling shareholders. We will not receive any proceeds from the sale of the securities by the selling shareholders. We will receive approximately $6 million if the warrants issued to the selling shareholders are exercised in full and the purchase price is paid in cash. Proceeds of such exercise, if any, will be used for general corporate purposes.

ISSUANCE OF CONVERTIBLE PREFERRED STOCK AND WARRANTS

TO SELLING SHAREHOLDERS

The following is a summary description of our issuance of the convertible preferred stock and warrants which are convertible and exercisable by the selling shareholders for common stock being offered pursuant to this prospectus.

On December 9, 2003, we completed a private placement with a group of institutional and private investors raising gross proceeds of $8 million. In the private placement, we issued and sold 800 shares of our new Series E cumulative convertible preferred stock, accompanied by warrants to purchase 2,880,000 shares of our common stock. The purchase price of each share of Series E preferred stock was $10,000. Each share of Series E preferred stock is convertible into 8,000 shares of common stock based on an initial conversion price of $1.25 per share and was accompanied by a warrant to purchase 3,600 shares of common stock at an exercise price of $1.55 per share. The warrants will become exercisable on June 9, 2004 and will expire on December 9, 2007. The agreements we entered into with the purchasers of the convertible preferred stock prohibit each such purchaser from converting the preferred stock or exercising the warrants issued in connection with the sale of the preferred stock to the extent that, upon such conversion or exercise, such purchaser’s and its affiliates’ beneficial ownership of our common stock (excluding beneficial ownership of common stock by virtue of ownership of certain securities or rights to acquire securities that have similar limitations on the right to convert, exercise or purchase) would exceed 4.99% of the total number of shares of our common stock then issued and outstanding. The common stock underlying the convertible preferred stock and warrants is expected to be issued pursuant to exemptions afforded by Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

On December 9, 2003, we issued 640,000 warrants to purchase common stock at $1.49 per share to Burnham Hill Partners, a division of Pali Capital, Inc., who acted as placement agent in connection with the December 2003 financing, and to certain designees of Burnham Hill Partners. The warrants were issued as partial consideration for their services. The placement agent warrants will become exercisable on June 9, 2004 and will expire on December 9, 2008. The common stock underlying the warrants is expected to be issued pursuant to exemptions afforded by Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

In November 2002, we renewed our consulting agreement with Dr. Robert Licho. Dr. Licho is an expert in SPECT imaging and is assisting us in our ALTROPANE® clinical trials. Under the terms of the agreement, as partial compensation for the services to be provided by Dr. Robert Licho, we issued warrants to purchase 10,000 shares of common stock, which are currently exercisable, at an exercise price of $1.00 per share. The warrants expire on the earlier of (i) 90 days following the date on which Robert Licho’s consulting agreement with us expires, or (ii) April 3, 2013. The common stock underlying the warrants is expected to be issued pursuant to exemptions afforded by Section 4(2) of the Securities Act.

In October 2002, we renewed our consulting agreement with Alexandros Partners LLC under which Alexandros has provided investor relations-related services. Under the terms of the agreement, as partial consideration for the services provided by Alexandros, we issued warrants to purchase 100,000 shares of common stock, which are currently exercisable, at an exercise price of $2.50 per share, and warrants to purchase 50,000 shares of common stock, which are currently exercisable, at an exercise price of $3.50 per share, as partial compensation for the services to be provided by Alexandros Partners LLC. The warrants expire in October 2007. The common stock underlying the warrants is expected to be issued pursuant to exemptions afforded by Section 4(2) of the Securities Act.

In October 2002, we renewed our consulting agreement with Celia Kupferberg, under which Ms. Kupferberg has provided investor relations-related services. Under the terms of the agreement, as partial consideration for the services provided by Ms. Kupferberg, we issued warrants to purchase 10,000 shares of common stock, which are currently exercisable at an exercise price of $2.50 per share, and warrants to purchase 5,000 shares of common stock, which are currently exercisable at an exercise price of $3.50 per share, as partial compensation for the services provided by Celia Kupferberg. The warrants expire in October 2007. The common stock underlying the warrants is expected to be issued pursuant to exemptions afforded by Section 4(2) of the Securities Act.

In July 2002, we also issued 5,000 warrants to purchase common stock at $2.16 per share to Celia Kupferberg, who secured certain investors for the July 2002 financing. The warrants were issued as partial consideration for her services, are currently exercisable, and expire in July 2007. The common stock underlying the warrants is expected to be issued pursuant to exemptions afforded by Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

In June 2001, we entered into an agreement with Pictet Global Sector Fund-Biotech, or Pictet, whereby Pictet agreed to defer the effective date of the reset provision contained in its existing 500,000 warrants (300,000 exercisable at $8.00 per share and 200,000 exercisable at $10.00 per share) until June 30, 2002, at which time the exercise price was reset to $3.00 per share. In return, we issued 160,000 additional new warrants exercisable at $3.40 per share to Pictet. We were also obligated to issue additional warrants in an amount equal to 9.9% of the increase in common stock outstanding from June 25, 2001 through June 30, 2004, provided that the total number of such additional warrants could not exceed 240,000. In accordance with this agreement, in June 2002, we issued an additional 163,110 warrants, exercisable at $1.27 per share, based on the increase in common stock outstanding from June 25, 2001 through June 30, 2002, and, in June 2003, we issued an additional 76,890 warrants, exercisable at $1.86 per share, based on the increase in common stock outstanding from July 1, 2002 through June 30, 2003. At June 30, 2003, we had issued all the warrants that we are obligated to issue under the agreement. The common stock underlying the warrants is expected to be issued pursuant to exemptions afforded by Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

SELLING SHAREHOLDERS

The number of shares registered in the registration statement of which this prospectus is a part and the number of shares offered in this prospectus includes 6,400,000 shares of common stock issuable upon conversion of preferred stock and 3,776,890 shares of common stock issuable upon exercise of warrants. The number of shares that will ultimately be issued to the selling shareholders cannot be determined at this time because it depends on whether the holders of the preferred stock ultimately convert their preferred stock and whether the holders of the warrants ultimately exercise their warrants, which will depend among other things on the market price from time to time of our common stock relative to the conversion price of the preferred stock and that exercise price of the warrants.

The table below sets forth information regarding the beneficial ownership of our common stock by the selling shareholders as of December 31, 2003 and the number of shares that may be sold by them, or their permitted pledges, donees, transferees or other permitted successors in interest, under this prospectus. Each selling shareholder who purchased securities from us has represented to us that, at the time of such purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. To our knowledge, each selling shareholder who purchased securities from us and is a broker-dealer or an affiliate thereof purchased the securities in the ordinary course of business. Because the selling shareholders may offer all or some portion of the common stock listed in the table pursuant to this prospectus or otherwise, no estimate can be given as to the amount or percentage of common stock that will be held by the selling shareholders upon termination of the offering. The selling shareholders may sell all, part, or none of the shares listed. None of the selling shareholders has had any position, office or other material relationship with us, other than as a security holder, during the past three years.

Except as otherwise indicated in the table below, the number of shares beneficially owned by each of the selling shareholders is determined by rules promulgated by the Securities and Exchange Commission and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as otherwise indicated, approximately 69% of the number of shares of common stock shown in the table below as being held and offered hereby by each selling shareholder represents shares that are issuable upon the conversion of our preferred stock and the remaining 31% represents shares that are issuable upon the exercise of certain warrants which are not exercisable until June 2004. The percentage of beneficial ownership is based on 32,519,588 shares of common stock issued and outstanding on December 31, 2003.

Securities Owned Prior to Offering								Securities Owned After Offering

Name of Selling Shareholder	Shares of Common Stock		Shares of Common Stock Offered Hereby		Percent of Common Stock		Number of Shares of Common Stock	Percent of Common Stock
Alpha Capital AG	174,000		174,000		*		0	*
Ball Family Trust, dated Oct. 23, 2001, Trustees Edward O. Ball & Susan E. Ball	46,400		46,400		*		0	*
Barucha LLC	145,000		145,000		*		0	*
Bristol Investment Fund, Ltd	464,000		464,000		1.41%		0	*
Crescent International Ltd.	290,000		290,000		*		0	*
David Wiener Revocable Trust—96	64,376	(2)	46,400		*		17,976	*
Deborah Young, M.D., A.P.C., Employees Retirement Trusts U/A DTD 4/2/91	11,600		11,600		*		0	*
Delta Opportunity Fund, Ltd.	290,000		290,000		*		0	*
Elliott International, L.P.	539,500	(8)	522,000	(8)	1.63%		17,500	*
Elliott Associates, L.P.	539,500	(8)	522,000	(8)	1.63%		17,500	*
Ellis International Ltd. Inc.	92,800		92,800		*		0	*
Gamma Opportunity Partners, LP	174,000		174,000		*		0	*
Jeff Hermanson	23,200		23,200		*		0	*
Jonathan Balk	11,600		11,600		*		0	*
M.S.B. Research	150,800		150,800		*		0	*
Mark Capital LLC	58,000		58,000		*		0	*
Michael Loew	34,800		34,800		*		0	*
North Sound Legacy Fund LLC	1,966,200	(9)	1,966,200	(9)	4.99	%(10)	0	*

North Sound Legacy Institutional Fund LLC	1,966,200	(9)	1,966,200	(9)	4.99	%(10)	0	*
North Sound Legacy International Fund Ltd.	1,966,200	(9)	1,966,200	(9)	4.99	%(10)	0	*
Paul Scharfer	174,000		174,000		*		0	*
Portside Growth and Opportunity Fund	232,000		232,000		*		0	*
Robert J. Neborsky, M.D., Inc. Combination Retirement Trust UTA 11/30/82, Robert J. Neborsky, MD and Sandra S. Neborsky, Trustees	75,950	(3)	58,000		*		17,950	*
RHP Master Fund Ltd.	232,000		232,000		*		0	*
Smithfield Fiduciary LLC	255,200		255,200		*		0	*
Stonestreet LP	348,000		348,000		1.06%		0	*
The Tail Wind Fund LTD.	1,257,150	(4)	1,160,000		3.72%		97,150	*
Truk Opportunity Fund, LLC	232,000		232,000		*		0	*
Vertical Ventures, LLC	232,000		232,000		*		0	*
Whalehaven Fund Ltd.	116,000		116,000		*		0	*
Arthur C. Ho and Tatiana Ho	29,000		29,000		*		0	*
Brian M. Herman	56,280	(5)	56,280	(5)	*		0	*
Charles R. Strogen	58,000		58,000		*		0	*
Dana Bowler	29,000		29,000		*		0	*
David Dreyfuss	46,400		46,400		*		0	*
Frederick Bauthier	69,600		69,600		*		0	*
Gerald Ferro	46,400		46,400		*		0	*
Harry Falterbauer	29,000		29,000		*		0	*
Harry Rosen FBO Rosen Rosen Kreiling PA 401K DTD 6-1-87	46,400		46,400		*		0	*
James E. Ducharme	11,600		11,600		*		0	*
Jeffrey M. Smith and Wendee M. Smith	11,600		11,600		*		0	*
John A. Marrone	11,600		11,600		*		0	*
Louis J. Cristan and Kathy J. Cristan	29,000		29,000		*		0	*
Market Pathways Financial Relations Inc.	8,120		8,120		*		0	*
Martin Mennes & Linda B. Mennes	34,800		34,800		*		0	*
Michael J. Leja TTEE, FBO Michael J. Leja Revocable Trust	34,800		34,800		*		0	*
Reginald Grezkoviak & Nancy Grezkoviak	11,600		11,600		*		0	*
Nathaniel Orme IRA	23,200		23,200		*		0	*
James St. Claire	13,840	(7)	13,840	(7)	*		0	*
Philip Bird	34,800		34,800		*		0	*
Ralph Rybacki	46,400		46,400		*		0	*
Ronald H. Wise	29,000		29,000		*		0	*
Rosa Maria Lukens IRA, Fiserv Securities	11,600		11,600		*		0	*
Sean M. Callahan	21,600	(6)	21,600	(6)	*		0	*
Steven Cooper	11,600		11,600		*		0	*
SXJE, LLC	127,600		127,600		*		0	*
Thomas Beard	23,200		23,200		*		0	*
Walter Kuharchick	49,880		49,880		*		0	*
Allen Weiss	34,800		34,800		*		0	*
Anthony Grasso	34,800		34,800		*		0	*
Byron David Rosenstein	23,200		23,200		*		0	*
Helen Jones Marital Trust, 08/05/90, Michael Rucker, Trustee	116,000		116,000		*		0	*

Judith Ellen Olinger Rev. Trust, 12/10/97, Judith Olinger and Norbert Olinger, Trustees	34,800		34,800		*	0	*
James K. Lehman	23,200		23,200		*	0	*
Jamshid Parivash	34,800		34,800		*	0	*
Jeffrey J. Davis, MD	11,600		11,600		*	0	*
Dr. Jeff Davis/SEP IRA	11,600		11,600		*	0	*
Jerdan Enterprises, Inc.	87,000		87,000		*	0	*
Norbert Olinger	34,800		34,800		*	0	*
NFS, LLC Julius H. Roma IRA Rollover	34,800		34,800		*	0	*
NFS, LLC Philip R. Clark IRA Rollover	58,000		58,000		*	0	*
NFS, LLC Randall M. Tuggle IRA Rollover	58,000		58,000		*	0	*
Oscar Garza	34,800		34,800		*	0	*
Stuart Jacobson	104,400		104,400		*	0	*
Thomas Contino	58,000		58,000		*	0	*
Yehuda Dachs	17,400		17,400		*	0	*
Burnham Hill Holdings LLC	350,000	(1)	350,000	(1)	1.06%	0	*
Hilary Bergman	27,800	(1)	27,800	(1)	*	0	*
Brad Reifler	27,800	(1)	27,800	(1)	*	0	*
Matthew Balk	370,760	(1)	150,760	(1)	1.13%	220,000	*
Hudson Valley Capital Management	29,400	(1)	29,400	(1)	*	0	*
Chris Shufeld	5,880	(1)	5,880	(1)	*	0	*
Kimball & Cross Investment Management Corp.	3,920	(1)	3,920	(1)	*	0	*
Mark Ford	2,520	(1)	2,520	(1)	*	0	*
Daniel Pietro	800	(1)	800	(1)	*	0	*
Claude Ware	4,300	(1)	4,300	(1)	*	0	*
Robert Dombrowski	2,240	(1)	2,240	(1)	*	0	*
John Green	4,680	(1)	4,680	(1)	*	0	*
Thomas Corona	1,980	(1)	1,980	(1)	*	0	*
Alexandros Partners LLC	285,000	(11)	150,000	(11)	*	135,000	*
Celia Kupferberg	35,756	(11)	20,000	(11)	*	15,756	*
Robert Licho	20,000	(11)	10,000	(11)	*	10,000	*
Pictet Global Sector Fund—Biotech	900,000	(11)	76,890	(11)	2.69%	823,100	2.47%

*	Less than one percent.

(1)	Represents shares issuable upon the exercise of certain warrants that are not exercisable until June 2004.

(2)	Consists of (a) 9,000 shares of outstanding common stock and 8,976 shares of common stock issuable upon exercise of currently exercisable warrants, none of which are being offered hereby, and (b) 32,000 shares of common stock issuable upon conversion of preferred stock and 14,400 shares of common stock issuable upon exercise of warrants that are not exercisable until June 2004, all of which are being offered hereby.

(3)	Consists of (a) 17,950 shares of common stock issuable upon exercise of currently exercisable warrants, none of which are being offered hereby, and (b) 40,000 shares of common stock issuable upon conversion of preferred stock and 18,000 shares of common stock issuable upon exercise of warrants that are not exercisable until June 2004, all of which are being offered hereby.

(4)	Consists of (a) 97,150 shares of common stock issuable upon exercise of currently exercisable warrants, none of which are being offered hereby, and (b) 800,000 shares of common stock issuable upon conversion of preferred stock and 360,000 shares of common stock issuable upon exercise of warrants that are not exercisable until June 2004, all of which are being offered hereby.

(5)	Consists of 24,000 shares of common stock issuable upon conversion of preferred stock and 32,280 shares of common stock issuable upon exercise of warrants that are not exercisable until June 2004, all of which are being offered hereby.

(6)	Consists of 12,000 shares of common stock issuable upon conversion of preferred stock and 9,600 shares of common stock issuable upon exercise of warrants that are not exercisable until June 2004, all of which are being offered hereby.

(7)	Consists of 8,000 shares of common stock issuable upon conversion of preferred stock and 5,840 shares of common stock issuable upon exercise of warrants that are not exercisable until June 2004, all of which are being offered hereby.

(8)	Represents (a) 17,500 shares of common stock held by Elliott Associates, L.P., none of which is being offered hereby, and (b) 216,000 shares and 144,000 shares of common stock issuable upon conversion of preferred stock held by Elliott International, L.P. and Elliott Associates, L.P., respectively, and 97,200 shares and 64,800 shares of common stock issuable upon exercise of warrants that are not exercisable until June 2004 held by Elliott International, L.P. and Elliott Associates, L.P., respectively, all of which are being offered hereby. The General Partners of Elliott Associates, L.P. are Paul E. Singer and two entities controlled by him. The General Partner and Investment Manager of Elliott International are also controlled by Mr. Singer.

(9)	Includes 81,200 shares held by North Sound Legacy Fund LLC, 696,000 shares held by North Sound Institutional Fund LLC and 1,189,000 shares held by North Sound Legacy International Fund Ltd. North Sound Capital LLC is the Investment Advisor to North Sound Legacy Fund LLC, North Sound Institutional Fund LLC and North Sound Legacy International Fund Ltd. Thomas McAuley is the sole Managing Member of North Sound Capital LLC and is the natural person exercising voting and investment control over these securities.

(10)	Reflects the limitation on conversion of our preferred stock and exercise of warrants issued in connection with the preferred stock described above under the caption “Issuance of Convertible Preferred Stock and Warrants to Selling Shareholders.”

(11)	Represents shares issuable upon the exercise of certain warrants that are currently exercisable.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling security holders. Sales of shares may be made by selling security holders, including their respective donees, transferees, pledgees or other successors-in-interest directly to purchasers or to or through underwriters, broker-dealers or through agents. Sales may be made from time to time on the NASDAQ SmallCap Market, any other exchange or market upon which our shares may trade in the future, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices. Without limiting the foregoing, the shares may be sold by one or more of, or a combination of, the following:

•	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

•	purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	through options, swaps or derivatives;

•	in privately negotiated transactions;

•	in making short sales or in transactions to cover short sales; and

•	put or call option transactions relating to the shares.

The selling security holders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

The selling security holders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with the selling security holders. The selling security holders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).

The selling security holders and any broker-dealers that act in connection with the sale of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify each of the selling security holders and each selling security holder has agreed, severally and not jointly, to indemnify us against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

The selling security holders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling security holders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

Selling security holders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

Upon being notified by a selling security holder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of each such selling security holder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the initial price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transactions.

In addition, if required under applicable law or the rules or regulations of the Commission, we will file a supplement to this prospectus when a selling security holder notifies us that a donee or pledgee intends to sell more than 500 shares of common stock.

We are paying all expenses and fees in connection with the registration of the shares. The selling security holders will bear all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

This prospectus, which constitutes a part of a registration statement on Form S-3 (the “registration statement”) filed by us with the Securities and Exchange Commission (the “Commission”) under the Securities Act, omits certain of the information set forth in the registration statement. Reference is hereby made to the registration statement and to the exhibits thereto for further information with respect to us and the securities offered hereby. Copies of the registration statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described below or via the Commission’s web site described below. These documents are also publicly available free of charge on our website (http://www.bostonlifesciences.com) as soon as practicable after filing such documents with the Commission.

Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

We are subject to the informational requirements of the Exchange Act, and, accordingly, file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at the Public Reference Room, 450 Fifth Street, NW, Washington, D.C. 20549, and at the Commission’s Regional Offices located in New York, New York and Chicago, Illinois. Information regarding the operation the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains a web site (http://www.sec.gov) that contains material regarding issuers that file electronically with the Commission. In addition, our common stock is traded on the NASDAQ SmallCap Market and reports and proxy statements concerning us can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, NW, Washington, D.C. 20006.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents or portions of documents filed by the Company (File No. 0-6533) with the Commission are incorporated herein by reference:

(a)	Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

(b)	Quarterly Reports on Form 10-Q for the periods ended March 31, 2003, June 30, 2003 and September 30, 2003.

(c)	Our Definitive Proxy Statement dated May 12, 2003 for the Company’s 2003 Annual Meeting of Stockholders.

(d)	Current Reports on Form 8-K dated March 12, 2003, March 25, 2003, September 12, 2003, September 22, 2003, October 8, 2003, October 16, 2003, October 30, 2003, December 9, 2003 and January 16, 2004.

(e)	The description of our common stock contained in our registration statement on Form 8-A filed under the Exchange Act, including any amendment or reports filed for the purpose of updating such description.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment that indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of the filing of such reports or documents. Any statement contained in a document, all or a portion of which is incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for copies should be directed to Joseph P. Hernon, Executive Vice President and Chief Financial Officer, 20 Newbury Street, 5th Floor, Boston, Massachusetts 02116, telephone number (617) 425-0200.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. The information in this prospectus is current as of the date shown on the cover page.

Boston Life Sciences, Inc

10,176,890 Shares of

Common Stock

PROSPECTUS

, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated costs and expenses of the sale and distribution of the securities being registered, all of which are being borne by us.

Securities and Exchange Commission filing fee	$1,202
Printing expenses	5,000
Legal, accounting and other professional services	40,000
Miscellaneous	4,000

Total	$50,202

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Delaware General Corporation Law authorizes us to grant indemnities to directors and officers in terms sufficiently broad to permit indemnification of such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. In addition, we have obtained Directors’ and Officers’ Liability Insurance, which insures its officers and directors against certain liabilities such persons may incur in their capacities as our officers or directors.

Article 6 of the our certificate of incorporation provides as follows:

SIXTH: No director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, as the same exists or hereafter may be amended, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Delaware General Corporation Law. Any repeal or modification of this paragraph by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

Article VI of the our by-laws provides in relevant part as follows:

SECTION 1. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalents, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

SECTION 2. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

ITEM 16.	EXHIBITS

The following is a list of exhibits filed as part of this registration statement.

Exhibit Number	Description and Method of Filing

4.1	Specimen Common Stock Certificate (1)

4.2	Form of Common Stock Purchase Warrant received by Pictet (3); as amended on March 27, 2001 and June 25, 2001 (4)

4.3	Form of Common Stock Purchase Warrant (5)

5	Opinion of Ropes & Gray LLP (5)

10.1	Securities Purchase Agreement dated June 1, 2000 between Pictet and the Company (3)

10.2	Registration Rights Agreement dated June 1, 2000 between Pictet and the Company (3)

10.3	Preferred Stock and Warrant Purchase Agreement, dated as of December 9, 2003, by and among the Company and the investors named therein (2)

10.4	Certificate of Designations, Rights and Preferences of the Series E Cumulative Convertible Preferred Stock of the Company (Exhibit A to the Preferred Stock and Warrant Purchase Agreement) (2)

10.5	Registration Rights Agreement, dated as of December 9, 2003, by and among the Company and the investors named therein (Exhibit C to the Preferred Stock and Warrant Purchase Agreement) (2)

10.6	Form of Common Stock Purchase Warrant (Exhibit B-1 to the Preferred Stock and Warrant Purchase Agreement) (2)

10.7	Form of Placement Agent Common Stock Purchase Warrant (Exhibit B-2 to the Preferred Stock and Warrant Purchase Agreement) (2)

23.1	Consent of Ropes & Gray LLP (included in its opinion filed as Exhibit 5 hereto)

23.2	Consent of PricewaterhouseCoopers LLP (5)

24	Power of Attorney (included on signature pages to this registration statement)

(1)	Incorporated by reference to BLSI’s Registration Statement on Form S-3 (No. 33-25955).
(2)	Incorporated by reference to BLSI’s Current Report on Form 8-K dated December 9, 2003.
(3)	Incorporated by reference to BLSI’s Current Report on Form 8-K dated June 1, 2000.

(4)	Incorporated by reference to BLSI’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.
(5)	Filed herewith.

ITEM 17.	UNDERTAKINGS

A.	Rule 415 Offering

The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales; are being made, a post- effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be, included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.	Filings Incorporating Subsequent Exchange Act Documents by Reference

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	Request for Acceleration of Effective Date

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on January 22, 2004.

BOSTON LIFE SCIENCES, INC.

By:	/s/ Marc E. Lanser

Marc E. Lanser, M.D. President

POWER OF ATTORNEY

We, the undersigned directors and officers of Boston Life Sciences, Inc., do hereby constitute and appoint each of Marc E. Lanser and Joseph P. Hernon each with full power of substitution, our true and lawful attorney-in-fact and agent to do any and all acts and things in our names and in our behalf in our capacities stated below, which acts and things either of them may deem necessary or advisable to enable Boston Life Sciences, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but not limited to, power and authority to sign for any or all of us in our names, in the capacities stated below, any and all amendments (including post-effective amendments) hereto; and we do hereby ratify and confirm all that they shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MARC E. LANSER Marc E. Lanser, M.D.	Director, President & and Chief Operating Officer (Principal Executive Officer)	January 22, 2004

/s/ JOSEPH P. HERNON Joseph P. Hernon, CPA	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	January 22, 2004

/s/ COLIN B. BIER Colin B. Bier, Ph.D.	Director	January 22, 2004

/s/ S. DAVID HILLSON S. David Hillson, Esq.	Chairman	January 22, 2004

/s/ ROBERT LANGER Robert Langer, Sc.D.	Director	January 22, 2004

/s/ E. CHRISTOPHER PALMER E. Christopher Palmer, CPA	Director	January 22, 2004

/s/ STEPHEN M. PECK Stephen M. Peck	Director	January 22, 2004

EXHIBIT INDEX

Exhibit Number	Description and Method of Filing
4.1	Specimen Common Stock Certificate (1)
4.2	Form of Common Stock Purchase Warrant received by Pictet (3); as amended on March 27, 2001 and June 25, 2001 (4)
4.3	Form of Common Stock Purchase Warrant (5)
5	Opinion of Ropes & Gray LLP (5)
10.1	Securities Purchase Agreement dated June 1, 2000 between Pictet and the Company (3)
10.2	Registration Rights Agreement dated June 1, 2000 between Pictet and the Company (3)
10.3	Preferred Stock and Warrant Purchase Agreement, dated as of December 9, 2003, by and among the Company and the investors named therein (2)
10.4	Certificate of Designations, Rights and Preferences of the Series E Cumulative Convertible Preferred Stock of the Company (Exhibit A to the Preferred Stock and Warrant Purchase Agreement) (2)
10.5	Registration Rights Agreement, dated as of December 9, 2003, by and among the Company and the investors named therein (Exhibit C to the Preferred Stock and Warrant Purchase Agreement) (2)
10.6	Form of Common Stock Purchase Warrant (Exhibit B-1 to the Preferred Stock and Warrant Purchase Agreement) (2)
10.7	Form of Placement Agent Common Stock Purchase Warrant (Exhibit B-2 to the Preferred Stock and Warrant Purchase Agreement) (2)
23.1	Consent of Ropes & Gray LLP (included in its opinion filed as Exhibit 5 hereto)
23.2	Consent of PricewaterhouseCoopers LLP (5)
25	Power of Attorney (included on signature pages to this registration statement)

(1)	Incorporated by reference to BLSI’s Registration Statement on Form S-3 (No. 33-25955).
(2)	Incorporated by reference to BLSI’s Current Report on Form 8-K dated December 9, 2003.
(3)	Incorporated by reference to BLSI’s Current Report on Form 8-K dated June 1, 2000.
(4)	Incorporated by reference to BLSI’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.
(5)	Filed herewith.